UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Announcement of Full Redemption to the Holders of Telecom Argentina S.A. 8.000% Senior Notes Due 2026

2.	English translation of letter dated January 26, 2026 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores), Argentina Stock Exchange and Markets (Bolsa y Mercados Argentinos S.A.) and Electronic Open Market (Mercado Abierto Electrónico S.A.)

1.	Announcement of Full Redemption to the Holders of Telecom Argentina S.A. 8.000% Senior Notes Due 2026

TELECOM ARGENTINA S.A. ANNOUNCES FULL
REDEMPTION OF 8.000% SENIOR NOTES DUE 2026

BUENOS AIRES, ARGENTINA – January 26, 2026 – Telecom Argentina S.A. (the “Company”) announced today that it intends to redeem in full 100% of its outstanding 8.000% Senior Notes due 2026 (the “Notes”) on February 25, 2026 (the “Redemption Date”). The aggregate principal amount of Notes to be redeemed by the Company is U.S.$162,747,000.

The Notes will be redeemed at a redemption price equal to 100% of the principal amount of the Notes (U.S.$1.00 per U.S.$1.00 principal amount of the Notes) plus accrued and unpaid interest on the Notes from and including January 18, 2026 to (but not including) the Redemption Date in the amount of U.S.$ 164,085,142.00, together with Additional Amounts as specified in the Indenture governing the Notes, if any, on the principal amount of the Notes and on such accrued and unpaid interest (the “Redemption Price”).

The Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price. The address of the Paying Agent is:

Citibank, N.A., Agency & Trust

Attn: Window

480 Washington Blvd, 16th floor

Jersey City, NJ 07310

On the Redemption Date, the Redemption Price will become due and payable upon each Note to be redeemed. Unless (i) the Company defaults in making the payment of the Redemption Price or (ii) the Paying Agent is prohibited from making such payment pursuant to the terms of the Indenture governing the Notes, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

Payment of the Redemption Price with respect to any Certificated Note held in non-global form will be made only upon presentation and surrender thereof to the Paying Agent at the address set forth above, or in respect of Notes held in book-entry form, in accordance with the applicable procedures of The Depositary Trust Company.

Upon the redemption, the Notes will be cancelled and any obligation thereunder extinguished and the Notes will cease to be listed on the Luxembourg Stock Exchange, Bolsas y Mercados Argentinos S.A. and A3 Mercados S.A. (formerly known as Mercado Abierto Electrónico S.A.).

For more information or if you have any questions regarding this notice, please contact the Company by reaching out to LIFranceschini@personal.com.ar or LFRialubago@personal.com.ar

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

2.	English translation of letter dated January 26, 2026 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores), Argentina Stock Exchange and Markets (Bolsa y Mercados Argentinos S.A.) and Electronic Open Market (Mercado Abierto Electrónico S.A.)

FREE TRANSLATION

Autonomous City of Buenos Aires, January 26, 2026

To whom it may concern:

National Securities Commission

(Comisión Nacional de Valores, “CNV”)

Argentine Stock Exchanges and Markets

(Bolsa y Mercados Argentinos S.A., “ByMA”)

Electronic Open Market

(Mercado Abierto Electrónico S.A., “MAE”)

S                       /                         D

Dear Sirs: Ref.: Telecom Argentina S.A.

Notice of Optional Redemption without a Make-Whole Premium –

Class 1 Notes due 2026

I am pleased to address you in my capacity as Head of Market Relations at Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), located at General Hornos 690, Autonomous City of Buenos Aires, in relation to the outstanding Class 1 notes (obligaciones negociables) issued by the Company on July 18, 2019, with a nominal value of US$400,000,000 and with a nominal value outstanding as of the date of this redemption notice (the “Redemption Notice”) of US$ 162,747,000, at a fixed annual rate of 8.00% and maturing on July 18, 2026, issued under the Global Negotiable Debt Program for a nominal value of up to US$4,200,000,000 (or its equivalent in other currencies or units of value) (the “Class 1 Notes”).

In compliance with applicable regulations and in accordance with the terms and conditions of the Class 1 Notes, the Company hereby gives notice to the holders of Class 1 Notes that it will redeem all Class 1 Notes, subject to the following terms (the “Redemption”).

The Redemption will be carried out in accordance with the terms and conditions of the local prospectus supplement dated July 10, 2019, relating to the issuance of Class 1 Notes (the “Prospectus Supplement”), in particular under the heading “Offering of Negotiable Securities—Optional Redemption—Optional Redemption without Compensatory Premium,” and sections 3.02 and 3.05 of the trust agreement entered into on July 18, 2019, between the Company, Citibank, N.A., as trustee, registrar, transfer agent, and paying agent in New York, and Citibank N.A., branch in Argentina, as trustee in Argentina, registrar, transfer agent, and paying agent in Argentina (the “Indenture”). The Class 1 Notes will be redeemed on February 25, 2026 (the “Redemption Date”).

In accordance with the provisions of the Indenture and as announced in the results release dated July 11, 2019 (the “Results Notice”), the Class 1 Notes will be redeemed at a redemption price (the “Redemption Price”) equal to 100.00% of the nominal value of the outstanding Class 1 Notes (U.S.$1.00 per U.S.$1.00 of nominal value), plus accrued and unpaid interest (including Additional Amounts), if any, up to the Redemption Date. As of the Redemption Date, interest will cease to accrue on the Class 1 Notes provided that the Company has deposited with the paying agent the funds necessary to satisfy the Redemption Price in accordance with the Indenture. Following Redemption by the Company, the Class 1 Notes will be canceled and all obligations under them will be extinguished.

In this regard, the terms and conditions of the Redemption are as follows:

•	Redemption Date: February 25, 2026.

•	Redemption Price: US$164,085,142 (one hundred sixty-four million eighty-five thousand one hundred forty-two US dollars).

•	Total Amount to be Redeemed: U.S.$ 162,747,000 (one hundred sixty-two million seven hundred forty-seven thousand United States dollars) of the total amount, equivalent to 100% of the total amount outstanding of the Class 1 Notes.

•	Total Redemption Price Amount Representing Accrued Interest: US$1,338,142 (one million three hundred thirty-eight thousand one hundred forty-two US dollars) (0.82222222223% of the outstanding nominal value) for accrued interest up to the Redemption Date, exclusive.

•	Places Where Class 1 Notes are to be Surrendered for Redemption: New York City and the Autonomous City of Buenos Aires. Class 1 Negotiable Obligations called for redemption must be delivered in order to collect the Redemption Price.

•	Currency of Payment: U.S. dollars.

•	Buenos Aires Business Hours During Which Service Will Be Provided: between 10 a.m. and 3 p.m.

•	On the Redemption Date, the Redemption Price will be due and payable on the Class 1 Notes called for redemption, and interest on the Class 1 Notes called for redemption will cease to accrue as of the Redemption Date.

•	CUSIP:	144A: 879273 AR1.

Reg S: P9028N AV3.

•	ISIN:	144A: US879273AR14

RegS: USP9028NAV30

•	If any Class 1 Notes contains any CUSIP, ISIN, or common code number, the Company is not responsible for the accuracy of such CUSIP, ISIN, or common code number as printed on the Class 1 Notes or as set forth in this Redemption Notice. The holder should rely solely on the other identification numbers printed on the Class 1 Notes.

All capitalized terms not expressly defined herein shall have the meanings assigned to them in the Indenture.

Sincerely yours,.-

/s/ Luis Fernando Rial Ubago

Luis Rial Ubago

Head of Market Relations

Telecom Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	January 26, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations